UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Root, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77664L108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1.	Names of Reporting Persons. SVB Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 783,012(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 783,012(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%(2)
12.	Type of Reporting Person (See Instructions) IA

(1)

Consists of 627,012 shares of Class A Common Stock held by Capital Partners III, L.P. and 156,000 shares Class A Common Stock held by Venture Overage Fund, L.P (such entities, collectively, the “Funds”). SVB Capital Management, LLC has an advisory agreement with the Funds and may be deemed the beneficial owner of the shares directly held by the Funds. SVB Capital Management, LLC does not otherwise beneficially own any shares in Root, Inc.

(2)	Based on 9,600,000 shares of Class A Common Stock outstanding at October 27, 2023 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2023.

Item 1.

(a)	Name of Issuer:

Root, Inc.

(b)	Address of Issuer’s Principal Executive Offices

80 E. Rich Street, Suite 500

Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing

SVB Capital Management, LLC

(b)	Address of Principal Business Office or, if none, Residence

2770 Sand Hill Road

Menlo Park, California

94025

(c)	Citizenship

SVB Capital Management, LLC is a citizen of Delaware.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

77664L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

The information required by this item with respect to SVB Capital Management, LLC is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

SVB Capital Management, LLC has an advisory agreement with the Funds and may be deemed the beneficial owner of the shares directly held by the Funds. SVB Capital Management, LLC does not otherwise beneficially own any shares in Root, Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

SVB Capital Management, LLC

By	/s/ Christie Ma
Name:	Christie Ma
Title:	Authorized Signatory